UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                                 SEC FILE NUMBER
                                                                 0-20381

                                                                 CUSIP NUMBER
                                                                 311642102

                           NOTIFICATION OF LATE FILING

(Check One): (X) Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended:   December 31, 2005
                    -----------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________


                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:

         FARO TECHNOLOGIES, INC.

Address of Principal Executive Office (Street and Number):

         125 Technology Park

City, State and Zip Code:

         Lake Mary, Florida 32746

                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(X)       (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(  )      (b)   The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(  )      (c)   The accountant's statement or other exhibit required by Rule
                12b-25 has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

 As disclosed in the Registrant's Form 8-K filed March 15, 2006, the Registrant, as a result of an internal review that it conducted, recently learned of suspicious payments in connection with foreign sales activities in China. As a consequence, the Registrant is conducting an internal investigation to determine the extent of any improper payments and possible deficiencies in its books and records and internal controls with respect to operations in China and the Asia/Pacific region, in possible violation of the anti-bribery, books and records and internal controls provisions of the Foreign Corrupt Practices Act.

Because this internal investigation is currently ongoing, the Registrant is unable to timely file its annual report on Form 10-K for the year ended December 31, 2005 (the "Form 10-K") without unreasonable effort or expense. Based on current information, it is not possible to predict at this time when the Registrant will file the Form 10-K.



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



                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

       Greg Fraser, Executive Vice President
       (407) 333-9911

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).


                (X)      Yes              ()       No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                ()       Yes              (X)      No

(4) If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



FARO TECHNOLOGIES, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 15, 2006                   By:      /s/ Jay Freeland
                                                 ----------------------
                                                 Jay Freeland
                                                 President and Co-Chief
                                                   Executive Officer



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